Exhibit 99.1

New Oriental Education & Technology Group Inc. Provides Update on Regulatory Development

BEIJING, Aug. 18, 2021 /PRNewswire/ – New Oriental Education & Technology Group Inc. (“New Oriental” or the “Company”) (NYSE: EDU and SEHK: 9901), the largest provider of private educational services in China, announced that the Beijing Municipality Government and the Beijing Municipal Committee of the Communist Party of China jointly issued the “Beijing Municipality’s Measures to Further Reduce the Burden of Homework and After-School Tutoring on Students in Compulsory Education in Beijing” (the “Beijing Measures”) on August 14, 2021, and published the full text of the Beijing Measures on August 18, 2021. The Beijing Measures were adopted to implement the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, published in July by the General Office of the CPC Central Committee and the General Office of the State Council, and aims to ensure that “the excessive burden upon students from school homework and after-school tutoring, the education expenditures from their families and the burden on their parents’ energy will be effectively reduced by the end of 2021, with significant impact achieved within two years.”

With respect to after-school tutoring services, among other things, the Beijing Measures contain the following provisions:

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No new provider of after-school tutoring services on academic subjects in China’s compulsory education system (“Academic AST”) will be approved, while existing Academic AST providers will be subject to review and re-registration aimed at reducing their numbers by phases; the remaining Academic AST providers shall all be registered as non-profit; previously registered online Academic AST providers will also be subject to review and re-registration; the registration and ICP license of any disqualifying online Academic AST providers will be rescinded.

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After-school tutoring providers are strictly prohibited from providing Academic AST during any national holiday, weekend, winter and summer break period; there are further restrictions over when Academic AST can be offered during weekdays.

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Academic AST providers are prohibited from (i) offering classes over contents outside of or in advance of the school curriculum, (ii) offering classes based on any foreign curriculum, (iii) soliciting and recruiting school teacher by offering excessive compensation, or (iv) employing foreign personnel to carry out training activities; non-Academic AST providers are prohibited from offering Academic AST classes.

•	Prices for Academic AST will need to follow the guidelines from the government to prevent any excessive charging or excessive profit-seeking activity.

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Academic AST providers are prohibited from financing by way of listing its securities or conducting other capital market activities; listed companies may not invest in Academic AST providers through capital markets fundraising activities, and may not acquire assets of Academic AST providers by paying cash or issuing securities; foreign capital is prohibited from controlling or participating in Academic AST providers through merger and acquisitions, entrusted operations, joining franchise or using variable interest entities.

•	Enhancing oversight of AST advertising.

Certain other provinces and municipalities in China have reportedly adopted similar measures and the Company expects that additional provinces and municipalities may follow similar approaches. The Company’s compliance with these measures will have a material adverse impact on its existing Academic AST business, results of operations and financial condition. Specifically, in compliance with the Beijing Measures, the Company has stopped offering Academic AST classes over weekends, national holidays and the current school break period in Beijing. Historically, the revenues from Academic AST classes offered over these time periods accounted for the majority of the Company’s revenues from its Academic AST business. The Company will continue to proactively seek guidance from and cooperate with government authorities in Beijing and other provinces and municipalities in connection with its efforts to comply with the policy directives of the PRC central government and any related implementation rules, regulations and measures.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About New Oriental

New Oriental is the largest provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings consist of K-12 after-school tutoring, test preparation, language training for adults, pre-school education, primary and secondary school education, education materials and distribution, online education, and other services. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents one common share. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Contacts

For investor and media inquiries, please contact:

Ms. Sisi Zhao

New Oriental Education & Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

Ms. Rita Fong / Ms. Charlotte Cheung

FTI Consulting

Tel: +852 3768 4548 / +852 3768 4732

Email: rita.fong@fticonsulting.com / charlotte.cheung@fticonsulting.com

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